SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 22)1

HALLMARK FINANCIAL SERVICES, INC.
(Name of issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.18 PER SHARE
(Title of class of securities)

40624Q104
(CUSIP number)

John Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

August 14, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   /  /

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,730,430
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,730,430
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,730,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,864,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,864,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,864,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,864,806
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,864,806
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,864,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,014,721
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,014,721
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,014,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DSC SERVICES INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 904,239
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 904,239
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLINTON J. COLEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 22 (“Amendment No. 22”) to the Schedule 13D filed by the undersigned. This Amendment No. 22 amends the Schedule 13D as specifically set forth herein. Capitalized terms used without definition shall have the meanings given to such terms in the Schedule 13D.

Item 2.                                Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

Items 2(a), 2(b) and 2(c). This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Group, L.L.C., a Texas limited liability company (“NCG”), Newcastle Capital Management, L.P., a Texas limited partnership (“NCM”),. Mark E. Schwarz (“Schwarz”), John P.  Murray (“Murray”), Clinton J. Coleman (“Coleman”) and DSC Services Inc., a Delaware corporation (“DSC”) (NP, NCG, NCM, Schwarz, Murray, Coleman and DSC collectively referred to as the “Reporting Persons”).  Each of NCM, as the general partner of NP, NCG, as the general partner of NCM, and Schwarz, as the managing member of NCG, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Common Stock held by NP.   In addition, because Schwarz and NCG together hold 100% of outstanding shares of the DSC, Schwarz may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of all the shares of Common Stock held by DSC.  The Reporting Persons are filing this joint Statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Newcastle Special Opportunity Fund I, L.P (“NSOF I”), Newcastle Special Opportunity Fund II, L.P. (“NSOF II”), Newcastle Focus Fund II L.P. (“NFF”) and Detroit Stoker Company (“Detroit Stoker”) no longer have beneficial ownership of any shares of Common Stock and therefore are no longer Reporting Persons.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted of the directors and executive officers of DSC as of the date hereof.

Schwarz is the managing member of NCG and the CEO of NCM. Murray is Vice President and CFO of NCM, and Coleman is a Vice President and an investment professional of NCM. The principal business of NCG is acting as the general partner of NCM.  The principal business of NCM is acting as the general partner of NP. The principal business of NP and DSC is investing in securities.   The principal business address for each of Schwarz, Murray, Coleman, NCG, NCM, NP and DSC is 200 Crescent Court, Suite 1400, Dallas, Texas 75201.

Item 2(d)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)     During the last five years, none of the Reporting Persons or the persons listed in Schedule A annexed hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)     Schwarz, Murray and Coleman are citizens of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

As of the filing date of this Amendment No. 22, NP had invested $20,581,002 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.  $1,470,000 of such amount represents NP’s cash investment in NSOF I and NSOF II, which distributed shares to NP as of December 31, 2011 and  January 11, 2012.

As of the filing date of this Amendment No. 22, NCM had invested $1,020,730 in shares of Common Stock of the Issuer.  Such amount represents NCM’s cash investment in NSOF I and NSOF II, which distributed shares to NCM as of December 31, 2011 and January 11, 2012.  The source of these funds was the working capital of NCM.  NCG does not directly own any shares of Common Stock.

As of the filing date of this Amendment No. 22, Schwarz had invested $839,551 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  Such amount represents funds invested by Mr. Schwarz and the cash investment in shares made by NFF, which distributed shares to Schwarz as of March 30, 2012. The source of these funds was the personal funds of Mr. Schwarz and the working capital of NFF.

As of the filing date of this Amendment No. 22, DSC had invested $6,978,597 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer.  Such amount represents the cash investment (inclusive of brokerage commissions) in shares made by Detroit Stoker, which distributed shares to DSC as of August 14, 2012. The source of these funds was the working capital of Detroit Stoker.

As of the filing date of this Amendment No. 22, Murray had invested $50,000 in shares of Common Stock of the Issuer.  Such amount represents Murray’s cash investment in NSOF I, which distributed shares to Murray as of December 31, 2011 and  January 11, 2012.  The source of these funds was Mr. Murray’s personal funds.

As of the filing date of this Amendment No. 22, Coleman had invested $45,000 in shares of Common Stock of the Issuer.  Such amount represents Coleman’s cash investment in NSOF II which distributed shares to Coleman as of December 31, 2011 and January 11, 2012.  The source of these funds was Mr. Coleman’s personal funds.

Item 5.                                Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,263,457 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2012.

As of the filing date of this Amendment No. 22, NP beneficially owned 3,730,430 shares of Common Stock, representing approximately 19.4% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 22, NCM directly owned 134,376 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.  In addition, NCM, as the general partner of NP, may be deemed to beneficially own the 3,730,430 shares beneficially owned by NP.  In total, NCM may be deemed to beneficially own shares representing approximately 20.1% of the issued and outstanding Common Stock of the Issuer.

NCG, as the general partner of NCM, which in turn is the general partner of NP, may be deemed to beneficially own the 134,376 shares and 3,730,430 shares of Common Stock beneficially owned by NCM and NP, respectively.  In total, NCG may be deemed to beneficially own shares representing approximately 20.1% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 22, Mark Schwarz directly owned 130,806 shares of Common Stock and options to purchase 114,870 shares of Common Stock that are exercisable within 60 days of the filing date.  As the managing member of NCG, the general partner of NCM, which in turn is the general partner of NP, Mr. Schwarz may also be deemed to beneficially own the 134,376 shares and 3,730,430 shares beneficially owned by NCM and NP, respectively. In addition, since Mr. Schwarz and NCG together hold 100% of outstanding shares of the DSC, Mr. Schwarz may also be deemed to own the 904,239 shares beneficially owned by DSC. In total, Mr. Schwarz may be deemed to beneficially own shares representing 26.3% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 22, DSC beneficially owned 904,239 shares of Common Stock, representing 4.7% of the issued and outstanding Common Stock of the Issuer.

As of the filing date of this Amendment No. 22, John Murray beneficially owned 6,571    shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

 As of the filing date of this Amendment No. 22, Clinton Coleman beneficially owned 5,831 shares of Common Stock, representing less than 1% of the issued and outstanding Common Stock of the Issuer.

The filing of this Statement and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Act, or otherwise, are the beneficial owners of any shares of Common Stock in which such persons do not have a pecuniary interest.

By virtue of his position with NP, NCM, NCG and DSC, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock reported in this statement for such entities.

           Item 5(c) is hereby amended to add the following:

The following transaction in the Common Stock by the Reporting Persons was effected in last sixty days: on August 14, 2012, DSC received an in kind distribution from Detroit Stoker Company of 904,239 shares of Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012	NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND I, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE SPECIAL OPPORTUNITY FUND II, L.P.

By: Newcastle Capital Management, L.P.,
its general partner
By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By: Newcastle Capital Group, L.L.C.,
its general partner

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By: /s/ Mark Schwarz
Mark Schwarz, Managing Member

/s/ Mark Schwarz
MARK SCHWARZ

DSC SERVICES INC.

By: /s/ Mark Schwarz
Mark Schwarz, Chief Executive Officer

/s/ John Murray
JOHN MURRAY

/s/ Clinton Coleman
CLINTON COLEMAN

Schedule A

Directors and Executive Officers of DSC Services Inc.

Name and Position	Present Principal Occupation	Business Address
Mark E. Schwarz, Director, President & Chief Executive Officer	Principal, Newcastle Capital Management, L.P., a private investment management firm and Insurance Company Executive (Executive Chairman, Hallmark Financial Services, Inc.)	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400, Dallas, TX 75201
John Murray Vice President & Treasurer	Vice President and Chief Financial Officer, Newcastle Capital Management, L.P.	Newcastle Capital Management, L.P. 200 Crescent Ct., Ste. 1400 Dallas, TX 75201